File# 82- 5069

TECHNOVISION SYSTEMS INC.
dba UNISERVE ONLINE

Unit 1 - 3180 - 262nd St, Aldergrove, British Columbia, V4W 2Z6
Telephone: (604) 856-6281 Fax (604) 856-7655
E-mail gtremain@uniserve.com

NEWS RELEASE

February 14, 2002 CDNX trading symbol: TVS

Aldergrove, BC, February 14, 2002 – Technovision Systems, Inc. (CDNX:TVS) has released its unaudited financial statements for the second quarter ended November 30, 2001. Gross revenue is up 72% and the asset base grew 27% over the same period in the last fiscal year. However, the company is continuing to show an operating loss and a working capital deficiency as a direct result of its aggressive asset purchase campaign, accelerated write down of intangible assets and short term debt assumptions, which accompany that strategy. The six months financial statements report the following:

	Six Months 2001	Six Months 2000
Gross Revenue	$5,857,470	$3,399,182
Gross Profit	$2,548,566	$1,940,340
Profit (Loss) Before Tax	$(726,887)	$685,540
Total Assets	$6,873,661	$5,430,851
Working Capital (Deficiency)	$(2,359,186)	$1,111,930
Shareholders' Equity	$2,982,406	$3,701,190

The company reported a positive cash flow of $745,625 from operations and a positive EBITA of $439,998.

In other news, Mr. Justice Peter Lowry of the Supreme Court of British Columbia has dismissed with costs the shareholder oppression action of former director Diane Urquhart against Technovision and four of its directors.

Technovision is a Canadian company listed on the Canadian venture Exchange under the symbol TVS for more information visit www.tvs.net.

ON BEHALF OF THE BOARD OF DIRECTORS
TECHNOVISION SYSTEMS INC.

"Gordon Tremain"

Gordon Tremain, Director

dlw 4/19

THE CANADIAN VENTURE EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.